FOR IMMEDIATE RELEASE	July 26, 2024

 Micromem Closes Private Placement

Toronto, Ontario and New York, New York, July 26, 2024 - Micromem Technologies Inc. ("Micromem" or the "Company") (CSE: MRM) OTCQB: MMTIF) announces closing of its non-brokered private placement (the "Private Placement") previously announced in its news release issued on June 18, 2024. Micromem raised gross proceeds of approximately C$267,894 by placing a total of 8,929,800 common shares at C$0.03 per share and a total of 8,929,800 warrants exercisable at C$0.05 per share for a period of three years following the issuance date. In connection with the Private Placement, Micromem paid a finder's fee of approximately $5,520 in cash and issued 184,000 broker warrants exercisable for three years at C$0.05 per share.

Micromem intends to use the proceeds raised through the Private Placement for working capital. All securities issued pursuant to the Private Placement are subject to a four-month holding period. Closing of the Private Placement is subject to certain conditions and receipt of all necessary approvals, including compliance with the requirements of the Canadian Securities Exchange.

The securities offered and sold have not been registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

About Micromem.

Micromem Technologies Inc. and its subsidiaries, a publicly traded (OTCQB: MMTIF) CSE: MRM), company analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated sensor applications, the Company successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing and other industries. Visit www.micromeminc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company's actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward-looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words "believe," "expect," "anticipate," "estimate," "project," "plan," "should," "intend," "may," "will," "would," "potential," and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing:  OTCQB - Symbol: MMTIF
CSE - Symbol: MRM

Shares issued: 541,419,460

SEC File No: 0-26005

Investor Contact:  info@micromeminc.com; Tel. 416-364-2023. Subscribe to receive News Releases by Email on our website's home page.  www.micromeminc.com.